

KAMADA
High Quality Pharmaceuticals

Investor Presentation

May 2013

Forward Looking Statement

This presentation is not intended to provide investment or medical advice. It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials.

This presentation contains forward-looking statements, which express the current beliefs and expectations of Kamada's management. Such statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Kamada's ability to successfully develop and commercialize its pharmaceutical products, the progress and results of any clinical trials, the introduction of competing products, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed in Kamada's prospectus related to this offering.

This presentation includes certain non-GAAP financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The non-GAAP financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. A reconciliation of these non-GAAP financial measures to the comparable GAAP measures is included in an appendix to this presentation. Management uses these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Kamada's performance and liquidity.

The issuer has filed a registration statement (including a prospectus) with the US Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department 180 Varick Street, 2nd Floor, New York, New York 10014; telephone 866-718-1649; email: prospectus@morganstanley.com or from Jefferies LLC at 520 Madison Avenue, 12th Floor, New York, NY, 10022, Attention: Equity Syndicate Prospectus Department; telephone (877) 547-6340; email: Prospectus_Department@Jefferies.com.

The most recent amendment to the Registration Statement can be accessed through the following link:
http://www.sec.gov/Archives/edgar/data/1567529/000114420413029602/v343312_f1a.htm

Presenting Management Team



David Tsur
Co-Founder & CEO

- CEO and Board Member since the Company's inception in 1990
- Former CEO of Arad Systems and RAD Chemicals, Inc.
- Served in various positions in the Israeli Ministry of Industry and Trade, including Chief Economist and Commercial Attaché in Argentina and Iran
- BA in Economics and International Relations; MBA from the Hebrew University of Jerusalem



Gil Efron
CFO

- CFO since September 2011
- Over 20 years of experience in various finance management positions
- Former CFO of RRsat Global Communications Ltd. (NASDAQ: RRST) from February 2006 to September 2010
- Certified public accountant in Israel; BA in Economics and Accounting; MA in Business Administration from the Hebrew University of Jerusalem



Pnina Strauss
VP, Clinical Development & IP

- VP of Clinical Development & IP since August 2012
- Over 15 years experience in the pharmaceutical industry, fulfilling key positions that cover, among others, disciplines of Regulatory Affairs and Business Development
- Director and Manager of Clinical Development & IP at Kamada from 1997 - 2012
- BSc in Biochemistry and Food Sciences from the Hebrew University of Jerusalem and an MBA (DISTINCTION) from University of Derby, UK



Dr. Naveh Tov
Medical Director

- Medical Director
- Specializes in Pulmonology, Internal medicine and Sleep medicine, with extensive clinical research experience
- In addition to his role at Kamada, Dr. Tov serves both active hospital and clinic positions
- Head of Pulmonary unit, as well as Deputy Director of Internal Medicine department, Bnai-Zion Medical Center, Haifa, Israel
- MD and PhD from the Bruce Rappoport Faculty of Medicine, Technion, Haifa, Israel

KAMADA

Offering Summary

Issuer:	Kamada
Ticker (Exchange):	KMDA (NASDAQ)
Total Shares Offered:	5.6MM (Based on 5/12/2013 TASE price)
Over-Allotment Option:	15% (100% Primary)
Base Offering Size:	$60 Million
Use of Proceeds:	Clinical trials; R&D for additional AAT indications; Expanding distribution capabilities to additional territories; Expanding manufacturing infrastructure; General corporate purposes
Joint Bookrunners:	Morgan Stanley, Jefferies
Co-Managers:	RBC, Oppenheimer, Chardan
Expected Pricing:	Week of May 27th

KAMADA

Kamada Overview

1. Leader in the Development of Alpha-1 Antitrypsin ("AAT") Products Globally
   - AAT deficiency (AATD) is a genetic emphysema, caused by lack of protein
   - Therapy is replacement of the protein
2. Developed and Obtained FDA Approval for the First and Only Liquid, Ready-to-Use Intravenous AAT Product, Glassia®
3. Selling Glassia® in Selected Emerging Markets Globally and Through Baxter Collaboration in the US
4. Developing Novel Inhaled AAT Product
   - In Phase II/III trials in EU
   - Entering Phase II in the US
5. Inhaled product could be first to market for AATD and has sizeable market potential
   - Upside in Cystic Fibrosis as well
6. Fully Integrated Manufacturing and Distribution
7. Growing Revenue and Profitability with 10 Marketed Products

Key Statistics

- Founded in 1990 and based in Weizmann Science Park, Israel
- Employees: ~300 [1]
- Publicly listed on TASE (KMDA) since 2005
- Current market capitalization: ~$310MM [2]
- Cash, cash equivalents and ST investments: $33MM [3]
- Total Debt: $26.8MM [3]

Historical Revenue



80
60
40
20
0
14
34
59
73
2009
2010
2011
2012

Historical Adjusted EBITDA [4]



$MM
10
5
0
(5)
(10)
(15)
(12)
(6)
1
9
2009
2010
2011
2012

Notes
1. As of March 31, 2013
2. Market data as of May 12, 2013, at a conversion ratio of USD 0.280 to ILS 1.00
3. As of March 31, 2013
4. See Appendix for a reconciliation of Adjusted EBITDA to IFRS Net Profit (Loss)

KAMADA

Diversified Product Portfolio with Extended Global Reach

Diverse Portfolio of Predominantly Plasma-Derived Protein Therapeutics

Segment	Category	Product	Description
Proprietary Products Segment 2012 Revenue: $47MM	Respiratory	Glassia®	Alpha-1 Antitrypsin (human)
	Immunoglobulin	KamRAB™	Anti-rabies immunoglobulin (human)
		KamRho (D) IM	Rho(D) immunoglobulin (human)
		KamRho (D) IV	Rho(D) immunoglobulin (human)
		Snake Antiserum	Anti-snake venom
	Other Products	Heparin Lock Flush	Heparin sodium
		Kamacaine 0.5%	Bupivacaine HCl
		Human Transferrin	Transferrin (Diagnostic grade)
Distribution Segment 2012 Revenue: $26MM	Respiratory	Bramitob	Tobramycin
	Immunoglobulins	IVIG 5%	Gamma globulins (IgG) (human)
		Varitect	Varicella zoster immunoglobulin (human)
		Hepatect CP	Hepatitis B immunoglobulin (human)
		Megalotect	CMV immunoglobulin (human)
	Critical Care	Heparin sodium injection	Heparin sodium
		Albumin	Human serum Albumin
	Other	Factor VIII	Coagulation Factor VIII (human)
		Factor IX	Coagulation Factor IX (human)

Global Presence with Exposure to Emerging Markets



Russia
Slovenia
Croatia
Turkey
Israel*
India
South Korea
United States
Mexico
El Salvador
Thailand
Sri Lanka
Nigeria
Kenya
Brazil
Chile
Argentina

Countries where Kamada has received regulatory approvals for certain of its Proprietary Products

Countries where Kamada currently sells certain of its Proprietary Products through strategic or distributor partnerships

*Kamada distributes products directly in Israel through its own salesforce

Growing Proprietary Products Segment Through Glassia® and Inhaled AAT Product

KAMADA

Glassia® Is A Differentiated Product

Key Product Advantages

- ✓ Glassia® is the first and only liquid, ready-to-use, IV plasma-derived AAT product
- ✓ No reconstitution required, reducing risk of contamination and infection and reducing treatment time
- ✓ Potentially reduced risk for adverse event and/or allergic reaction due to the absence of preservatives and stabilizing agent(s)
- ✓ Glassia® is sold by Baxter, a leading plasma therapeutics company in the US

AATD Product Sales and Milestone Revenues



$MM
Sold in 5 countries, with majority of sales in the US
40
35
30
25
20
15
10
5
0
1
12
26
34
2009A
2010A
2011A
2012A

KAMADA

Kamada Investment Highlights

- **Rapidly Growing, Globally Positioned Biopharmaceutical Company**
  - Focused on Orphan Diseases and Plasma Derived Protein Therapeutics
- **Flagship Product Glassia® Approved for Alpha-1 Antitrypsin Deficiency Disorder**
  - Has a Unique and Differentiated Product Profile and Represents an Exciting Growth Opportunity
- **Significant Opportunity in Novel Inhaled AAT Undergoing Pivotal Clinical Development**
- **Validating Strategic Partnerships with Industry Leaders Baxter, Chiesi, Kedrion and Pari Pharma**
- **Valuable R&D Pipeline Focused on Various Orphan Indications**
- **Integrated, Efficient and Scalable Best-in-class Patented Platform Technology and Know-How**
- **Strong Financial Profile with Increasing Profitability**

KAMADA

1 Attractive Plasma-Derived Protein Therapeutics Industry

Positive Industry Dynamics

- Plasma-derived protein therapeutics are drugs that are fractionated and purified from human plasma and its derivatives
  - Treat a variety of diseases including chronic, orphan conditions and acute, life threatening diseases
- Expected growth driven by:
  - Increasing patient diagnosis, penetration, and compliance in the developing world
  - Increasing medical uses and indications of plasma-derived protein therapeutics
- High barriers to entry
  - Heavy regulation by health authorities in each country
  - Complexity of biologic manufacturing requirements

Favorable Growth Forecasts



The Global Market for Plasma-Derived Protein Therapeutics
$ Bn
18
12
6
0
CAGR = 7.9%
CAGR = 9.1%
6.1
6.5
7.0
7.6
8.2
8.8
9.6
10.4
11.4
12.4
13.5
14.7
16.1
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
2005 – 2011 Market CAGR: 7.9%
2012 – 2017 Market CAGR: 9.1%

Source Blood: The Worldwide Market for Blood Products, Blood Testing, Blood Equipment, and Synthetic Blood; Exhibit 31; February 1, 2011

KAMADA

2 Significant Opportunity to Expand the AATD Market

Sustainable Market with Strong Growth Potential

- Patients suffering from AAT Deficiency ("AATD") remain under-identified and under-treated
  - Only ~5% of cases treated in the US and ~2% in EU
- Simple blood test for diagnosis expected to impact demand
- Greater AAT use in Europe and other geographies could further accelerate market growth
- Chronic, life-extending therapy creates sustainable product opportunity
- Average annual cost of treatment estimated at ~$80-$100K per patient

Source Alpha 1 Foundation, MRB and Company estimates

North America and Europe AATD Patient Counts



(000s)
250
200
150
100
50
0
~200
~ 10-15
~ 7
Estimated Prevalence
Currently Identified
Currently Treated

Source MRB and Company estimates

3 Growth of Glassia® Driven by Strategic Partnership

Strategic Partnership with Baxter

Baxter

- ✓ Baxter commenced US sales in September 2010
- ✓ Agreements: distribution, technology license and fraction IV supply
- ✓ Product: AAT IV (Glassia®), including future AAT IV
- ✓ Territories: US, Canada, Australia and New Zealand
- ✓ Milestone and upfront revenues: $45MM ($30MM received, additional $4.5MM recently achieved)
- ✓ Royalties from sales of Glassia® produced by Baxter expected from 2017
- ✓ Agreement recently extended:
  - Baxter to distribute Glassia® produced by Kamada through 2016
  - Minimum revenues of $165MM through 2016 ($66MM already recognized through 12/31/2012)

KAMADA

4 High Value Pipeline Focused on Orphan Indications

	Product	Indication	Phase 1	Phase 2	Phase 3	Partnership Agreement
1	Inhaled AAT for AATD	Alpha-1 Antitrypsin Deficiency*	Completed	Ph II/III in Process in EU; Entering Ph II in the US		EU: Chiesi
2	B1-AAT (IH)	Bronchiectasis*	Completed			-
3	C1-AAT (IH)	Cystic Fibrosis (CF)*	Completed	IND Ph II Approved		-
4	D1-AAT (IV)	Type-1 Diabetes*	Completed	Planning Ph II/III		-
5	KamRAB (IM)	Prophylaxis of Rabies	Completed	Clinical Trial, Strategic Agreement		US: KEDRION BIOPHARMA

* Represents orphan drug designation

KAMADA

4 Inhaled AAT Is A Significant Opportunity

Inhaled AAT Highlights

- ✓ First and only Inhaled AAT product for AATD
  - Optimal size particles delivered directly to diseased tissue
- ✓ Positive data to date in AATD and strong safety profile
- ✓ Potential to expand AATD market, particularly in Europe
- ✓ In addition, significant potential in Cystic Fibrosis
- ✓ Potential AAT launch in Europe in 2015 and in the US in 2016

Strategic Partnership with Chiesi

- ✓ Chiesi distribution agreement as of August 2012
- ✓ Agreement: Chiesi responsible for S&M, patient ID, and reimbursement
- ✓ Product: AAT for AATD Inhaled only
- ✓ Territories: EU and Turkey
- ✓ Milestone revenues: $60MM upfront, regulatory and sales
- ✓ Distributor price
- ✓ Minimum purchases from 2nd yr following receipt of regulatory and reimbursement approvals, ~$120MM for first 4 years, subject to actual price after regulatory approval

KAMADA

4 Inhaled AAT for AATD is a Novel, Late-Stage Pipeline Product

Sound scientific rationale	AAT is inhaled by subjects who are AAT Deficient and experience inflammation and occurrence of emphysema
Targets site of action	Product is directed to the site of action – the diseased lung tissue
Deposition pattern	Deposition pattern was found appropriate to support lung disease in mid/periphery lung regions – as in AATD
AAT is not a new product	AAT in use since 1987. Glassia® has been on the market in the US since July 2010
Safety experience	In clinical development since 2006 and demonstrated high safety record to date
Efficacy indications	Suggested capability to reduce lung inflammation, providing a strong treatment rationale
Improved patient experience	Non-invasive and more user friendly than existing IV treatments; for home treatment

KAMADA

4 Dedicated eFlow® Device Developed Specifically by PARI Pharma for Kamada's Inhaled AAT

eFlow ® Device Technology Highlights

- ✓ CE marked in EU
- ✓ Generates particle size of ~3 microns, well-suited for an appropriate lung deposition of AATD, CF and COPD
- ✓ Enables direct access to the diseased lung tissues
- ✓ Device was used in all the Inhaled AAT Phase II and phase II/III Inhaled AAT for AATD clinical trial

eFlow ® Device


eFlow®
TECHNOLOGY

Strategic Partnership with PARI

- ✓ PARI agreements for joint development and worldwide license signed in 2006
- ✓ Product: eFlow ® Device
- ✓ Exclusive, worldwide license to use the eFlow device for the clinical development, registration and commercialization of the inhaled formulations of AAT

KAMADA

4 Inhaled AAT Product Development on Track

	Phase IA	Phase IB	Phase II – Lung Deposition
Trial Design	▪ Single blind, placebo controlled ▪ 24 healthy subjects ▪ Single administration	▪ Single blind, placebo controlled ▪ 15 healthy subjects ▪ Repeated administration	▪ Three treatment groups – 2: Healthy volunteers – 7: COPD patients with emphysema – 7: Cystic Fibrosis
Results	▪ No significant changes in vital signs or spirometry / labs ▪ No deaths and no SAEs, no withdrawals	▪ There was no drug-related AEs ▪ ELF markers for immunogenicity didn't indicate any change from baseline	▪ AAT reaches lung periphery, even in severe COPD patients including upper, mid lung and periphery regions
Conclusions	▪ **High safety profile, comparable to placebo** ▪ **Single-dose administration of inhaled formulation of AAT was safe and well tolerated**	▪ **High safety profile, comparable to placebo** ▪ **Repeat daily administration was safe and well-tolerated**	▪ **AAT has a significant lung deposition, eFlow device is well suited for treatment of AATD, CF & COPD**

KAMADA

4 Inhaled AAT for AATD in Pivotal Phase II/III Trials in Europe and Entering Phase II in the US

	Phase II / III EU	Phase II US
Description	▪ Randomized; Over 160 AATD subjects, majority are treatment naïve ▪ Double blind, placebo controlled ▪ Multi center international study: Western EU (UK, IR, SC, SW, NL, DK, GR) and Canada ▪ 80% power to detect a difference between the two groups at 1 year ▪ Powered for 20% difference between the two groups ▪ Power is based on number of events collected during the study	▪ Randomized; Sample size of ~ 30 subjects ▪ Double blind, placebo controlled ▪ IND Approved since 2012
Route & Dosage Form	▪ Inhalation of human AAT, 160mg twice daily 10-15 minutes; eFlow® device	▪ Inhalation of human AAT; two dosage groups (80mg and 160mg daily); eFlow® device
Clinical Endpoints	▪ Exacerbation events; Lung Function; CT scan; QoL	▪ Primary: PK parameters in ELF and serum ▪ Secondary: safety and tolerability
Duration	▪ 50 wk treatment in DB period; daily treatment ▪ 50 wk open label extension	▪ 12 weeks

KAMADA

4 Expected to Launch 2015 in the EU and 2016 in the US

Indicative Development Timeline:



US
Initiation of Phase II Inhaled AAT for AATD clinical trial
Completion of Phase II Inhaled AAT for AATD clinical trial
US launch for Inhaled AAT for AATD (if approved)
Q4 2012
2013
2014
2015
2016
EU
LPI Phase II/III Inhaled AAT for AATD clinical trial
Phase II/III Inhaled AAT for AATD clinical trial results
Inhaled AAT for AATD MAA filing
EU launch for Inhaled AAT for AATD (if approved)

KAMADA

4 Additional High Value Orphan Indications for AAT IV & Inhaled

	D1: Type-1 Diabetes	B1: Bronchiectasis	C1: Cystic Fibrosis
Stage [1]	▪ Completed Phase I/II – Open Label, Proof of Concept, Study of the Safety, Tolerability and Efficacy of AAT (Glassia®) – 24 newly diagnosed type-1 diabetes pediatric patients	▪ Completed Phase II ▪ Double-blind, placebo controlled trials completed ▪ 21 patients	▪ Completed Phase II ▪ Double-blind, placebo controlled study ▪ 21 patients (adults and children)
Trial Conclusions / Next Steps	▪ Glassia® has a high safety and tolerability profile ▪ Results may indicate that AAT potentially exerts a protective effect on beta-cells, slowing disease progression and re-modulation of the autoimmune attack ▪ Currently evaluating regulatory path for next Phase II or Phase II/III clinical trials	▪ Inhaled formulation of AAT was safe and well tolerated in bronchiectasis patients when inhaled daily for 12 weeks ▪ Efficacy results suggested a positive effect of AAT on inflammation of the lungs	▪ Phase II trial demonstrated that inhaled formulation of AAT was safe and well tolerated when inhaled daily for 28 days ▪ Suggested an anti-inflammatory effect through the usage of the inhaled formulation of AAT in cystic fibrosis patients ▪ FDA approved IND Phase II trial in December 2012

Note
1. All trials completed in Israel

KAMADA

4 Cystic Fibrosis Study, Phase II

CF disease is characterized by:

NE Accumulation → Chronic Inflammation → Tissue Damage → Decrease in Lung Function → Increases Exac Events → Progression of Disease

CF treatment rationale is based on:

1. The administration of the AAT is to address the imbalance of elastase and antiprotease.
2. Administration of AAT will help to prevent destruction of the lung architecture , prevent / reduce bacteria colonization and decrease overwhelming inflammation



Completed Phase 2 study in Israel

1. Double blind, placebo controlled , 21 subjects (pediatrics +adults), 28 days
2. Efficacy results: significant reduction of Neutrophil count and Neutrophil elastase vs. placebo
3. High safety profile, no SAEs, no withdrawals, one possibly related AE –"dry mouth"

Next clinical development

1. IND approval for Phase II study in the US; 100 patient study of six month duration
2. Orphan drug designation in the US and EU

KAMADA

5 Integrated, Efficient, Scalable Platform Technology

Proprietary, Innovative and Patented Technology Platform		Fully-Invested Manufacturing Facility		Benefits
▪ Patent protected: Chromatography-based purification process ▪ Enables high purity extraction ▪ Ready-to-use, liquid and stable specialty protein therapeutics (AAT, Albumin, Transferrin and many others) ▪ Enables production of almost any human plasma-derived specific immunoglobulins	+	▪ FDA approved since 2010 ▪ cGMP compliant ▪ Multiple countries' certifications (US, Brazil, Israel, Mexico, Russia) ▪ State-of-the-art clean room environment ▪ Located in Beit Kama, Israel	=	▪ Enables manufacturing of plasma-derived protein therapeutics with differentiated product profiles ▪ Efficient production process with higher yield than manufacturing methods employed by competitors ▪ High safety profile and proven track record ▪ Infrastructure in place to meet future pipeline product demand

KAMADA



Financials

Compelling Investment Driven By Multiple Pillars of Growth

Existing Anchor Products	Glassia® (AAT-IV) in US	Inhaled AAT for AATD in Europe & US	New Geographies	Additional Unencumbered Pipeline Products	The Kamada Pillars
▪ Profitable unit ▪ Sales in 15 countries ▪ Predictable, stable business	▪ Estimated only ~5% of cases treated in US ▪ Annual therapy costs ~$80K – $100K per patient ▪ Partnered with Baxter solely for IV products in the US (agreement also covers Canada, Australia and New Zealand) ▪ Key geographies retained	▪ Estimated only ~2% of cases treated in Europe ▪ Estimated only ~5% of cases treated in US ▪ Orphan drug designation in US and EU ▪ Partnered with Chiesi for Inhaled AAT for AATD in Europe only ▪ Distribution (no technology out-licensed in Europe) ▪ Unencumbered in US	▪ Potential to sell existing and new products into new geographies ▪ Capital-efficient strategy minimizes outlay required by Kamada	▪ **C1-AAT (IH):** Cystic fibrosis completed Phase II (Unencumbered) ▪ **D1-AAT (IV):** Type-1 diabetes in Phase I/II (Unencumbered outside of US, Canada, Australia and New Zeland) ▪ **B1-AAT (IH):** Bronchiectasis completed Phase II (Unencumbered)	**Existing Anchor Products** + **Glassia® (AAT-IV) in US** + **Inhaled AAT for AATD in Europe & US** + **New Geographies** + **Additional Unencumbered Pipeline Products**

KAMADA

Strong Financial Profile with Revenue Growth and Expanding Profitability

1. Pipeline products expected to accelerate revenue growth
2. Better product mix expected to improve gross margin
3. Strategic partnership model results in efficient operating expenses
4. Stable, profit generating revenue stream from marketed products
5. Low capital expenditure to support infrastructure meeting future demand
6. Preferred tax treatment under Israeli law

Sustained and Rapid Growth has Made Kamada EBITDA Positive Within 3 Years of Growth

$MM	FY2009	FY2010	FY2011	FY2012	Q1/2013
Proprietary Products	10	23	35	47	8
Growth		*130%*	*54%*	*32%*	
Distribution	4	11	24	26	4
Growth		*187%*	*110%*	*8%*	
Total Revenues	14	34	59	73	12
Growth		*146%*	*73%*	*22%*	
Gross Profit	**(3)**	**6**	**17**	**23**	**4**
R&D	(9)	(9)	(12)	(12)	(4)
S&M and G&A	(5)	(7)	(7)	(7)	(2)
NET PROFIT (LOSS)	(21)	(14)	(4)	0.3	(2)
Adjusted EBITDA [1]	(12)	(6)	1	9	(0)

Note
1. See Appendix for a reconciliation of Adjusted EBITDA to IFRS Net Profit (Loss)

KAMADA

Consistent Track Record of Execution

Initial Public Offering on the Tel Aviv Stock Exchange (KMDA)	August 2005
Strategic agreement with PARI	
US FDA approval for Glassia®	
Strategic agreement with Baxter	
First Glassia® sale in the US	
Strategic agreement for Rabies in the US with Kedrion	ACHIEVED
Anti-Snake Venom launch	
Strategic agreement with Chiesi	
LPI the Phase II/III Inhaled AAT for AATD trial (EU)	
Newly diagnosed type-1 diabetes Phase II trial completed	
Initiated open label extension for Phase II/III Inhaled AAT for AATD trial (EU)	
Increased sales, profitability and production capacity	January 2013

KAMADA

Future Milestones and Value Creation

	Milestone Date
Initiation of Phase II for Inhaled AAT for AATD in the US	2013
Initiation of Phase II or II/III for type-1 diabetes	2013
Completion of Phase II/III Inhaled AAT for AATD trial (EU)	**2013**
Strategic agreements	2013/4
Completion of Phase III for the Rabies Ig in the US	2014
Completion of Phase II for Inhaled AAT for AATD trial (US)	**2014**
MAA submission for Inhaled AAT for AATD	**2014**
Rabies product launch in the US (if approved)	2015
Inhaled AAT for AATD launch (EU) (if approved)	**2015**
Inhaled AAT for AATD launch (US) (if approved)	**2016**
AAT IV for newly diagnosed type-1 diabetes launch (if approved)	2017
Additional geographic expansion	2013 & beyond

KAMADA

Investment Highlights

- **Rapidly Growing, Globally Positioned Biopharmaceutical Company**
  - Focused on Orphan Diseases and Plasma Derived Protein Therapeutics
- **Flagship Product Glassia® Approved for Alpha-1 Antitrypsin Deficiency Disorder**
  - Has a Unique and Differentiated Product Profile and Represents an Exciting Growth Opportunity
- **Significant Opportunity in Novel Inhaled AAT Undergoing Pivotal Clinical Development**
- **Validating Strategic Partnerships with Industry Leaders Baxter, Chiesi, Kedrion and Pari Pharma**
- **Valuable R&D Pipeline Focused on Various Orphan Indications**
- **Integrated, Efficient and Scalable Best-in-class Patented Platform Technology and Know-How**
- **Strong Financial Profile with Increasing Profitability**

Appendix

Clinical Development for Newly Diagnosed Type-1 Diabetes: New Exciting Prospects

End-of-study slope analysis of C-peptide[max] and C-peptide[AUC] revealed no significant changes from baseline



Group 3: 80mg/kg: C-max of C-peptide (pmol/mL)
C-max (pmol/mL), Basal pmol/mL)
0.2 pmol/mL
Weeks
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0
5
10
15
20
25
30
35
40

HbA1C data indicated that almost all patients reached glycemic control



HbA1c (%) by Week
Screening
Week 5
Week 12
Week 20
Week 28
Week 37
7.5% HbA1c
Group 1: 40mg/kg N=8
Group 2: 60mg/kg N=8
Group 3: 80mg/kg N=8
5
5.5
6
6.5
7
7.5
8
8.5
9
9.5
10

- AUC% for C-peptide decreased 23% from baseline vs. ~40-50% expected decrease after 12-15M from diagnosis [1]
- Specific diabetes antibody levels decreased in all groups from baseline to study completion, a decrease that may indicate an Immune modulatory effect
- At end-of-study, 38% of patients decreased insulin dose
- All subjects completed the study. No Serious AEs occurred. AEs were mild and mostly infusion-related (fatigue, headache)
- Next study: Phase 2/3. Double blind, placebo controlled. One and two year assessments.

Note

1. Greenbaum CJ, et al. *Diabetes*. 2012;61:2066-2073

KAMADA

From Inflammation through Emphysema to Disease Progression in AATD

AAT Deficiency → Chronic & severe lung inflammation

Lack of AAT

Excess Ne

Imbalance



Destruction of lung parenchyma

Worsening of emphysema

Loss of lung function

Measurable

"Vicious cycle" of disease deterioration

Further loss in lung function

Increase in severity & frequency of exacerbation

Progression of disease
Disease deterioration

Reduced quality of life, increased disability and mortality

KAMADA

Manufacturing

- FDA approved and cGMP compliant facility located in Beit Kama, Israel
  - Passed US FDA inspection in 2010 and Israeli Ministry of Health cGMP audit in July 2011; Russian Ministry of Health and similar authorities in Brazil and Mexico have also approved / conducted successful quality-assurance audits
- State-of-the-art clean room environment
- Facility organized on production-series process so that the facility produces one product only at any one time
  - Plant operates three shifts per day, six days per week, depending on production plans
  - Facility also devoted to producing materials for R&D purposes
- Sufficient existing capacity to supply Glassia® and product pipeline through foreseeable future
- Raw materials (mainly plasma/fraction IV) obtained from multiple suppliers regulated by US FDA and EU EMA

IP

- Five patent families in multiple countries, including the US, Europe and other countries
  - Manufacturing process patents considered material to operation of business
  - Focus is on seeking / maintaining patent protection in the US, the EU and Israel
- Additional protection provided by 'know how' and trade secrets
- Orphan Drug Designation received:
  - Inhaled AAT for AATD: US and EU
  - Inhaled AAT for Cystic Fibrosis: US and EU
  - Inhaled AAT for Bronchiectasis: US
  - AAT IV for Newly Diagnosed Type-I Diabetes: US

Reconciliation of Adjusted EBITDA to the IFRS Net Loss

	Year Ended December 31,				
($000s)	**2009**	**2010**	**2011**	**2012**	**Q1-2013**
Net Profit (Loss)	(21,223)	(14,421)	(3,715)	260	(2,035)
Income tax expense	—	—	—	523	24
Financial expense, net	3,769	2,528	2,727	2,779	769
Depreciation and amortization expense	2,397	2,640	3,040	3,044	823
Share-based compensation charges	1,612	1,620	878	1,267	213
Expense (Income) in respect of translation differences and derivatives instruments, net	(43)	1,052	(937)	100	(62)
Expense (Income) in respect of revaluation of warrants fair value	1,726	640	(540)	576	—
Adjusted EBITDA	(11,762)	(5,941)	1,453	8,549	(268)

KAMADA